Adorno & Yoss
                         a limited liability partnership
                     350 East Las Olas Boulevard, Suite 1700
                       Fort Lauderdale, Florida 33301-4217
                   phone: (954) 763-1200, fax: (954) 766-7800
                                 www.adorno.com


BRIAN A. PEARLMAN                                  DIRECT LINE:  (954) 766-7879
                                                   EMAIL:
                                                   BPEARLMAN@ADORNO.COM



                                 January 4, 2005


VIA UPS

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Room 4561
Washington, DC  20549

Attention:  Adam Halper and Mark Shuman

         Re:      Health Systems Solutions, Inc.
                  Post Effective Amendment to Registration Statement on Form SB-2; File No. 333-117238

Dear Sirs:

         On behalf of Health Systems Solutions, Inc. (the "Company"), we hereby submit responses to the Comment Letter issued by the Staff of the Securities and Exchange Commission dated December 27, 2005. Each staff comment has been restated below and our respective response follows the applicable Comment. References to the location of the revisions within the amendment to the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended September 30, 2005 (File No. 0-27197) have been included where appropriate.

Form 10-QSB for the fiscal quarter ended September 30, 2005

Controls and Procedures, Page 15

Comment 1.            We note that you concluded in the second paragraph that
                      you had a material weakness. However, your disclosure does not contain a conclusion as to the effectiveness of your disclosure controls and procedures required by Item 307 of Regulation S-B. Further, since you have discussed the limitations on the effectiveness of disclosure controls, when providing your conclusion, please ensure that you discuss whether your disclosure controls and procedures are effective at the "reasonable assurance" level. See SEC
                      Release No. 34-47986.

Response:             The first paragraph of the discussion under Evaluation of
                      Disclosure Controls and Procedures has been revised to indicate that as of September 30, 2005 the Company's disclosure controls and procedures were not effective at the reasonable assurance level. In addition, the fourth paragraph also reiterates that as of September 30, 2005 the Company cannot provide any assurances that its disclosure controls and procedures were effective at a reasonable assurance level.

United States Securities and Exchange Commission
January 4, 2005
Page 2 of 3

Comment 2.            Please revise to disclose the specific steps that the
                      company has taken, if any, to remediate the material weakness including a discussion of any material costs associated with the remediation. If corrective actions were undertaken subsequent to the end of the period covered by the above-referenced periodic report please supplementally advise what remedial actions have taken place.

Response:             The third paragraph of the discussion under Evaluation of
                      Disclosure Controls and Procedures has been revised to disclose the specific steps taken by the Company to remediate the material weakness. Such discussion includes the costs associated with the remediation.

Comment 3.            Please disclose when the material weakness was
                      identified, by whom it was identified and when the material weakness first began.

Response:             The second paragraph under the discussion of Evaluation of
                      Disclosure Controls and Procedures has been revised to indicate that the Company's Chief Executive Officer and Chief Financial Officer discovered the material weakness during the period ended September 30, 2005 and that the Company believes the material weakness began in July 2005.

         We note the Staff's closing comments and have provided copies of the amended quarterly report. We appreciate the cooperation and courtesies extended to us by the Staff and if you require additional assistance, please let us know.

                                               Sincerely,

                                               Brian A. Pearlman

BAP/sm

                         Health Systems Solutions, Inc.
                            405 Reo Street, Suite 300
                              Tampa, Florida 33609

                                 January 4, 2005


United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Room 4561
Washington, DC  20549

      Re:   Acknowledgement Pursuant to Section 8(c) of the Securities Act

Dear Sirs:

      Health System Solutions, Inc. (the "Company") hereby acknowledges that:

      o Should the Commission or the staff, acting pursuant to delegated authority, declare the Company's registration statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

      o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility of the adequacy and accuracy of the disclosure in the filing; and

      o The Company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                     Sincerely,


                                                     B.M. Milvain
                                                     Chief Executive Officer